Aon plc

8 Devonshire Square

London, England EC2M 4PL

+44 20 7623 5500

Aon Corporation

200 East Randolph Street

Chicago, Illinois 60601

United States of America

(312) 381-1000

VIA EDGAR

Mr. Johnny Gharib

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

April 10, 2013

Re:                             Aon plc (“Aon plc”) and Aon Corporation (“Aon Corporation” and, together with Aon plc, the “Registrants”)

Registration Statement on Form S-4
(File No. 333-187637) (the “Registration Statement”)

Dear Mr. Gharib:

In registering the 4.250% Notes Due 2042 of Aon plc and guarantee thereof by Aon Corporation (the “Exchange Notes”) to be received in exchange for the privately placed 4.250% Notes Due 2042 of Aon plc and guarantee thereof by Aon Corporation (the “Old Notes”) pursuant to the exchange offer of Exchange Notes for Old Notes (the “Exchange Offer”), the Registrants are relying on the positions enunciated by the staff of the Securities and Exchange Commission in Exxon Capital Holdings Corporation (avail. May 13, 1988) (“Exxon”) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991), as interpreted in the Securities and Exchange Commission’s letter to Shearman & Sterling (avail. July 2, 1993).

The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of each Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.  In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (1) could not rely on the staff position enunciated in Exxon or interpretive letters of similar effect and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.  The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or 508, as applicable, of Regulation S-K, if the resales are of Exchange

Notes obtained by such holder in exchange for Old Notes acquired by such holder directly from the Registrants.

Neither of the Registrants nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who will receive Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, to distribute the Exchange Notes to be received in the Exchange Offer.

The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who received Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

Very truly yours,

AON PLC

By:	/s/ Paul Hagy
Name:	Paul Hagy
Title:	Vice President and Treasurer

AON CORPORATION

By:	/s/ Ram Padmanabhan
Name:	Ram Padmanabhan
Title:	Vice President, Chief Counsel – Corporate and Corporate Secretary